Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	*16 February 2004*	*No of sheets:*	*1+16*

Please find enclosed the quarterly report of KGHM Polska Miedź S.A. for the 4th quarter of 2003

04012844

SUPPL

NACZELNY ... Relacji Inwestorskich
Andrzej Kowalczyk

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

04 FEB 17 AM 7:21

EXEMPTION NUMBER: 82-4639

POLISH SECURITIES AND EXCHANGES COMMISSION
SA-QIV / 2003

(for issuers of securities involved in production, construction, trade or services activities)

(In accordance with §57, section 1, point 1 of the Decree of the Council of Ministers dated October 16, 2001 - Dz.U. No 139, point 1569, and from 2002 No 31, item 280)

The Management Board of KGHM Polska Miedź S.A.
hereby provides the quarterly report for the fourth quarter of 2003

Publication date: 16 February 2004

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	4 quarters accrued/2003 period from 1 January 2003 to 31 December 2003	4 quarters accrued/2002 period from 1 January 2002 to 31 December 2002	4 quarters accrued/2003 period from 1 January 2003 to 31 December 2003	4 quarters accrued/2002 period from 1 January 2002 to 31 December 2002
I. Net revenue from the sale of products, goods and materials	4 740 788	4 480 185	1 065 968	1 157 760
II. Operating profit (loss)	357 918	123 778	80 478	31 986
III. Profit (loss) before taxation	569 331	310 080	128 014	80 130
IV. Net profit (loss)	411 557	254 546	92 539	65 779
V.Net cash flow from operations	820 383	660 097	184 464	170 581
VI. Net cash flow from investing activities	(232 854)	(417 280)	(52 357)	(107 833)
VII. Net cash flow from financing activities	(433 919)	(169 258)	(97 567)	(43 739)
VIII. Total net cash flow	153 610	73 559	34 539	19 009
IX. Total assets	8 695 345	8 155 072	1 843 406	2 028 524
X. Liabilities and provisions for liabilities	4 688 843	4 144 147	994 031	1 030 831
XI.Long term liabilities	1 447 717	1 206 122	306 915	300 015
XII. Short term liabilities	1 777 691	1 439 125	376 869	357 973
XIII. Shareholders' funds	4 006 502	4 010 925	849 375	997 693
XIV. Share capital	2 000 000	2 000 000	423 998	497 488
XV. Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Profit (loss) per ordinary share (in PLN/EUR)	2.06	1.27	0.46	0.33
XVII.Diluted profit (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	20.03	20.05	4.25	4.99
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

KGHM Polska Miedź S.A. SA-Q IV/2003 in 000'PLN

EXEMPTION NUMBER: 82-4639

BALANCE SHEET

	as at 31 December 2003 end of quarter	as at 30 September 2003 end of prior quarter	as at 31 December 2002 end of quarter	as at 30 September 2002 end of prior quarter
ASSETS				
I. Fixed Assets	6 621 088	6 550 253	6 439 830	4 987 593
1. Intangible fixed assets, of which:	23 896	13 424	18 097	9 629
- goodwill				
2. Tangible fixed assets	3 132 309	3 007 401	3 014 129	2 985 096
3. Long term debtors	46 716	46 612	48 016	2 300
3.1. From related entities	44 876	44 688	46 086	299
3.2. From other entities	1 840	1 924	1 930	2 001
4. Long term investments	3 117 920	3 220 273	3 167 556	1 806 053
4.1. Real estate				
4.2. Intangible fixed assets				
4.3. Long term financial assets	3 117 920	3 220 273	3 167 556	1 806 053
a) in related entities, of which:	2 617 941	2 617 941	2 590 088	1 227 346
-shares in subordinated entities valued by the equity method				
b) in other entities	499 979	602 332	577 468	578 707
4.4. Other long term investments				
5. Long term prepayments	300 247	262 543	192 032	184 515
5.1. Deferred tax asset	299 000	260 402	187 704	176 749
5.2. Other prepayments	1 247	2 141	4 328	7 766
II. Current assets	2 074 257	1 878 060	1 715 242	3 105 117
1. Inventory	776 931	792 202	846 855	978 531
2. Short term debtors	541 006	496 612	585 971	557 250
2.1. From related entities	49 754	54 564	44 158	104 532
2.2. From other entities	491 252	442 048	541 813	452 718
3. Short term investments	750 973	557 699	277 790	1 539 680
3.1 Short term financial assets	750 973	557 699	277 790	1 539 680
a) in related entities	3 515	773		1 386 063
b) in other entities	476 650	201 255	159 319	71 376
c) cash and cash equivalents	270 808	355 671	118 471	82 241
3.2. Other short term investments				
4. Short term prepayments	5 347	31 547	4 626	29 656
Total assets	8 695 345	8 428 313	8 155 072	8 092 710
SHAREHOLDERS' FUNDS AND LIABILITIES				
I. Shareholder's Funds	4 006 502	4 199 292	4 010 925	3 910 485
1. Share capital	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid				
3. Own shares (negative value)				
4. Reserve capital	1 194 236	1 191 688	998 829	997 602
5. Revaluation reserve capital	400 709	727 765	821 939	696 268
6. Other reserve capital				
7. Profit (loss) from prior years			(64 389)	(61 632)
8. Net profit (loss)	411 557	279 839	254 546	278 247
9. Write-off of net profit in the financial year (negative value)				
II. Liabilities and provisions for liabilities	4 688 843	4 229 021	4 144 147	4 182 225
1. Provisions for liabilities	1 313 634	1 359 693	1 354 599	1 216 930
1.1. Provision for deferred income tax	193 878	217 163	196 940	115 126
1.2. Provision for retirement and related benefits	671 629	676 290	660 551	623 337
a) long term	619 978	627 735	611 996	578 127
b) short term	51 651	48 555	48 555	45 210
1.3. Other provisions	448 127	466 240	497 108	478 467
a) long term	407 742	413 917	412 859	388 497
b) short term	40 385	52 323	84 249	89 970
2. Long term liabilities	1 447 717	1 800 622	1 206 122	125 877
2.1. Toward related entities				
2.2. Toward other entities	1 447 717	1 800 622	1 206 122	125 877
3. Short term liabilities	1 777 691	857 976	1 439 125	2 626 537
3.1. Toward related entities	133 714	128 197	208 366	236 887
3.2. Toward other entities	1 585 112	666 344	1 176 623	2 333 246
3.3. Special funds	58 865	63 435	54 136	55 404

KGHM Polska Miedź S.A. SA-Q IV/2003 in 000'PLN

4. Accruals and deferred income	149 801	210 730	144 301	212 881
4.1. Negative goodwill				
4.2. Other accruals and deferred income	149 801	210 730	144 301	212 881
a) long term	2 630	1 977	2 078	1 985
b) short term	147 171	208 753	142 223	210 896
Total shareholders' funds and liabilities	8 695 345	8 428 313	8 155 072	8 092 710

Net assets	4 006 502	4 199 292	4 010 925	3 910 485
Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	20.03	21.00	20.05	19.55
Diluted shares outstanding				
Diluted net assets per share (in PLN)				

OFF-BALANCE SHEET ITEMS

	as at 31 December 2003 end of quarter	as at 30 September 2003 end of prior quarter	as at 31 December 2002 end of quarter	as at 30 September 2002 end of prior quarter
1. Contingent debtors	44 590	44 627	44 650	43 847
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)	44 590	44 627	44 650	43 847
- received guarantees				
- contested State budget issues	43 992	44 478	44 410	43 546
- other	598	149	240	301
2. Contingent liabilities	17 357	11 737	250	
2.1. Toward related entities (due to)	17 357	11 737		
- granted guarantees	17 357	11 737		
2.2. Toward other entities (due to)			250	
- granted guarantees			250	
3. Other (due to)	285 989	256 114	320 752	292 890
- liabilities on bills of exchange	8 000		3 557	10 606
- liabilities due to contingent penalties				121
- liabilities due to perpetual usufruct of Treasury land	170 302	173 073	170 406	170 595
- liabilities due to leased fixed assets	6 886	2 541	3 030	1 862
- liabilities due to rationalisation and R&D work, and other unrealised agreements	99 885	55 071	64 659	59 176
- contested State budget liabilities		24 103	76 870	47 621
- other liabilities (unresolved and disputed issues, etc.)	916	1 326	2 230	2 909

KGHM Polska Miedź S.A. SA-Q IV/2003 in 000'PLN

EXEMPTION NUMBER: 82-4639

PROFIT AND LOSS ACCOUNT

	4th quarter/2003 period from 1 October 2003 to 31 December 2003	4 quarters accrued/2003 period from 1 January 2003 to 31 December 2003	4th quarter/2002 period from 1 October 2002 to 31 December 2002	4 quarters accrued/2002 period from 1 January 2002 to 31 December 2002
I. Net revenue from the sale of products, goods and materials, of which:	1 285 618	4 740 788	1 251 179	4 480 185
-from related entities	238 510	898 976	220 811	965 361
1. Net revenue from the sale of products	1 253 861	4 693 632	1 246 574	4 455 686
2. Net revenue from the sale of goods and materials	31 757	47 156	4 605	24 499
II. Cost of products, goods and materials sold, of which:	(1 008 242)	(3 806 199)	(1 123 402)	(3 843 029)
-from related entities	(172 084)	(701 044)	(193 998)	(828 136)
1. Cost of manufactured products sold	(980 188)	(3 764 952)	(1 119 459)	(3 821 487)
2. Cost of goods and materials sold	(28 054)	(41 247)	(3 943)	(21 542)
III. Gross profit (I-II)	277 376	934 589	127 777	637 156
IV. Selling costs	(20 702)	(80 084)	(26 086)	(74 800)
V. General administrative costs	(120 205)	(423 726)	(108 637)	(418 416)
VI. Profit (loss) from sales (III-IV-V)	136 469	430 779	(6 946)	143 940
VII. Other operating income	16 090	62 594	25 328	148 582
1. Profit from disposal of non-financial fixed assets	50	245	(76)	378
2. Subsidies	69	273	40	160
3. Other operating income	15 971	62 076	25 364	148 044
VIII. Other operating costs	(14 804)	(135 455)	(86 647)	(168 744)
1. Loss from disposal of non-financial fixed assets				
2. Revaluation of non-financial assets	(10 265)	(47 048)	(20 737)	(28 838)
3. Other operating costs	(4 539)	(88 407)	(65 910)	(139 906)
IX. Operating profit (loss) (VI+VII-VIII)	137 755	357 918	(68 265)	123 778
X. Financial income	310 071	724 859	172 585	517 432
1. Dividends and share in profit, of which:	225	49 012	224	4 623
-from related entities		1 290	224	4 623
2. Interest, of which:	41 050	126 863	59 001	199 144
-from related entities	25 136	96 188	27 805	129 336
3. Profit from the disposal of investments	31 393	162 393	65 724	131 090
4. Revaluation of investments	232 194	356 485	85 530	146 741
5. Other	5 209	30 106	(37 894)	35 834
XI. Financial costs	(260 253)	(513 463)	(125 811)	(331 105)
1. Interest, of which:	(20 164)	(90 964)	(15 022)	(141 126)
-for related entities		(21)		
2. Loss from the disposal of investments				
3. Revaluation of investments	(227 071)	(365 272)	(90 034)	(125 106)
4. Other	(13 018)	(57 227)	(20 755)	(64 873)
XII. Profit (loss) before extraordinary items and taxation (IX+X-XI)	187 573	569 314	(21 491)	310 105
XIII. Result on extraordinary items (XIII.1.-XIII.2.)	1	17	(19)	(25)
1. Extraordinary gains	32	52	1	4
2. Extraordinary losses	(31)	(35)	(20)	(29)
XIV. Profit (loss) before taxation (XII+/-XIII)	187 574	569 331	(21 510)	310 080
XV. Taxation	(55 859)	(157 777)	(2 191)	(56 014)
a) current taxation	(37 563)	(150 503)	24 786	(40 538)
b) deferred taxation	(18 296)	(7 274)	(26 977)	(15 476)
XVI. Other obligatory deductions from profit (loss increase)	3	3		480
XVII. Share in net profit (loss) of subordinated entities valued by the equity method				
XVIII. Net profit (loss) (XIV-XV-XVI+/-XVII)	131 718	411 557	(23 701)	254 546

Net profit (loss) (annualised)	411 557		254 546	
Weighted average number of ordinary shares	200 000 000		200 000 000	
Net profit (loss) per share (in PLN)	2.06		1.27	
Weighted average diluted number of ordinary shares				
Diluted profit (loss) per ordinary share (in PLN)				

KGHM Polska Miedź S.A. SA-Q IV/2003 in 000'PLN

EXEMPTION NUMBER: 82-4639

DESCRIPTION OF CHANGES IN SHAREHOLDERS' FUNDS

	4th quarter/2003 period from 1 October 2003 to 31 December 2003	4 quarters accrued/2003 period from 1 January 2003 to 31 December 2003	4th quarter/2002 period from 1 October 2002 to 31 December 2002	4 quarters accrued/2002 period from 1 January 2002 to 31 December 2002
I. Shareholders' funds - beginning of the period	4 199 292	4 010 925	3 915 595	3 696 075
a) changes of accounting policies			(79 914)	(72 997)
b) corrections due to error				
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	4 199 292	4 010 925	3 835 681	3 623 078
1. Share capital - beginning of the period	2 000 000	2 000 000	2 000 000	2 000 000
1.1. Changes in share capital				
a) increase, due to:				
- issuance of shares				
b) decrease, due to:				
- redemption of shares				
1.2. Share capital - end of the period	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period				
2.1. Changes in called up capital not paid				
a) increase (due to)				
b) decrease (due to)				
2.2. Called up capital not paid - end of the period				
3. Own shares - beginning of the period				
3.1. Changes in own shares				
a) increase, due to:				
b) decrease, due to:				
3.2. Own shares - end of the period				
4. Reserve capital - beginning of the period	1 191 688	998 829	997 602	1 184 267
4.1. Changes in reserve capital	2 548	195 407	1 227	(185 438)
a) increase, due to:	2 548	259 796	1 227	4 585
- issuance of shares over nominal value				
- from profit distribution (statutory)				
- from profit distribution (over statutorily-required minimum value)		254 546		
- transfer from revaluation reserve capital	2 548	5 250	1 227	4 585
b) decrease, due to:		(64 389)		(190 023)
- coverage of losses		(64 389)		(190 023)
4.2. Reserve capital - end of the period	1 194 236	1 194 236	998 829	998 829
5. Revaluation reserve capital - beginning of the period	727 765	821 939	696 268	701 831
5.1. Changes in revaluation reserve capital	(327 056)	(421 230)	125 671	120 108
a) increase, due to:	80 178	121 631	243 738	305 119
- settlement of derivative instruments			(34 750)	16 055
- valuation of hedging transactions, in the effective part			278 488	289 064
- creation of a deferred tax asset	80 178	121 631		
b) decrease, due to:	(407 234)	(542 861)	(118 067)	(185 011)
- disposal of tangible fixed assets	(4 007)	(6 726)	(757)	(4 646)
- valuation of hedging transactions, in the effective part	(450 051)	(455 340)	28 727	(29 207)
- write off of settlement of derivative instruments	46 824	(80 795)	(101 083)	(101 610)
- creation of a deferred tax provision			(44 954)	(49 548)
5.2. Revaluation reserve capital - end of the period	400 709	400 709	821 939	821 939
6. Other reserve capital - beginning of the period				
6.1. Changes in other reserve capital				
a) increase, due to:				
b) decrease, due to:				
6.2. Other reserve capital - end of the period				
7. Retained profit (uncovered losses) from prior years - beginning of the period	279 839	190 157	221 725	(190 023)
7.1. Retained profit from prior years - beginning of the period	279 839	254 546	221 725	
a) changes to accounting methodology (policies)				
b) corrections due to error				
7.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	279 839	254 546	221 725	
a) increase, due to:				
- distribution of profit from prior years				

KGHM Polska Miedź S.A. SA-Q IV/2003 EXEMPTION NUMBER: 82-4639 In 000'PLN

b) decrease, due to:		(254 546)		
- transfer to reserve capital		(254 546)		
7.3. Retained profit from prior years - end of the period	279 839		221 725	
7.4. Uncovered loss from prior years - beginning of the period		(64 389)		(190 023)
a) changes to accounting methodology (policies)			(79 914)	(72 997)
b) corrections due to error				
7.5. Uncovered loss from prior years - beginning of the period, after adjustment with comparative data		(64 389)	(79 914)	(263 020)
a) increase, due to:				
- transfer of losses from prior years to be covered				
b) decrease, due to:		64 389		198 631
- valuation of embedded instruments				8 608
- coverage of loss by reserve capital		64 389		190 023
7.6. Uncovered loss from prior years - end of the period			(79 914)	(64 389)
7.7. Retained profit (uncovered loss) from prior years - end of the period	279 839		141 811	(64 389)
8. Net result	131 718	411 557	48 346	254 546
a) net profit	131 718	411 557	48 346	254 546
b) net loss				
c) write-off from profit				
II. Shareholders' funds - end of the period	4 006 502	4 006 502	4 010 925	4 010 925
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of loss)	4 006 502	4 006 502	4 010 925	4 010 925

STATEMENT OF CASH FLOWS

	4th quarter/2003 period from 1 October 2003 to 31 December 2003	4 quarters accrued/2003 period from 1 January 2003 to 31 December 2003	4th quarter/2002 period from 1 October 2002 to 31 December 2002	4 quarters accrued/2002 period from 1 January 2002 to 31 December 2002
A. Cash flow from operations - indirect method				
I. Net profit (loss)	131 718	411 557	(23 701)	254 546
II. Total adjustments	104 731	408 826	322 058	405 551
1. Share in net (profit) loss of subordinated entities valued by the equity method				
2. Depreciation	72 661	295 833	75 300	301 421
3. (Profit) loss on exchange rate differences	(79 641)	(18 489)	(73 418)	(1 569)
4. Interest and share in profits (dividends)	(9 280)	(57 176)	(5 036)	5 839
5. (Profit) loss on investing activities	(21 725)	(150 741)	(53 048)	(117 136)
6. Change in provisions	(34 449)	(462)	96 002	232 129
7. Change in inventories	15 270	69 924	131 676	78 687
8. Change in debtors	(41 048)	47 872	(72 979)	(156 584)
9. Change in short term liabilities, excluding loans and credit	160 341	118 929	150 850	77 193
10. Change in prepayments and accruals	(3 864)	(22 309)	(44 803)	71 681
11. Other adjustments	46 466	125 445	117 514	(86 110)
III. Net cash flow from operations (I+/-II)	236 449	820 383	298 357	660 097
B. Cash flow from investing activities				
I. Inflow	179 131	1 705 696	1 482 677	4 168 971
1. The sale of intangible assets and tangible fixed assets	62	926	134	1 299
2. The sale of investments in real estate and intangible assets				
3. From financial assets, of which:	178 149	1 703 850	1 482 543	4 167 672
a) in related entities	25 145	1 476 988	1 423 538	3 815 180
- the sale of financial assets		1 379 842	1 398 672	3 686 638
- dividends and share in profit		1 290	224	4 623
- repayment of long term loans granted				
- interest	25 145	95 856	24 642	123 919
- other inflow from financial assets				
b) in other entities	153 004	226 862	59 005	352 492
- the sale of financial assets	44 258	66 873	51 443	339 950
- dividends and share in profit		47 497		
- repayment of long term loans granted	98 050	98 050		
- interest	11 696	14 442	7 574	12 542
- other inflow from financial assets			(12)	
4. Other investment inflow	920	920		

KGHM Polska Miedź S.A. SA-Q IV/2003 EXEMPTION NUMBER: 82-4639 in 000'PLN

II. Outflow	(200 613)	(1 938 550)	(1 578 038)	(4 586 251)
1. The purchase of intangible assets and tangible fixed assets	(136 517)	(352 624)	(91 751)	(354 010)
2. The purchase of real estate and intangible assets				
3. For financial assets, of which:	(57 543)	(1 577 158)	(1 484 565)	(4 229 335)
a) in related entities	(19 215)	(1 504 800)	(1 442 673)	(3 927 099)
- the purchase of financial assets	(20 000)	(1 504 800)	(1 442 673)	(3 927 099)
- long term loans granted				
- other financial assets	785			
b) in other entities	(38 328)	(72 358)	(41 892)	(302 236)
- the purchase of financial assets	(38 328)	(72 358)	(41 892)	(297 236)
- long term loans granted				
- other financial assets				(5 000)
4. Other investment outflow	(6 553)	(8 768)	(1 722)	(2 906)
III. Net cash flow from investing activities (I-II)	(21 482)	(232 854)	(95 361)	(417 280)
C. Cash flow from financing activities				
I. Inflow	4 025	1 907 735		1 288 862
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital				
2. Bank and other loans	4 025	1 907 735		1 288 862
3. The issuance of debt securities				
4. Other financial inflow				
II. Outflow	(302 666)	(2 341 654)	(166 383)	(1 458 120)
1. The purchase of shares of the Company				
2. Dividends and other shareholder-related payments				
3. Other outflow from profit distribution, excepting shareholder-related payments				
4. Repayment of bank and other loans	(279 698)	(2 215 099)	(135 161)	(1 312 590)
5. The buy-back of debt securities				
6. Due to other financial liabilities				
7. The payment of liabilities from financial leasing agreements	(2 899)	(3 718)	(221)	(221)
8. Interest	(20 069)	(122 837)	(31 001)	(145 309)
9. Other financial outflow				
III. Net cash flow from financing activities (I-II)	(298 641)	(433 919)	(166 383)	(169 258)
D. Total net cash flow(A.III+/-B.III+/-C.III)	(83 674)	153 610	36 613	73 559
E. Change in balance sheet total of cash and cash equivalents, of which:	(84 863)	152 336	36 230	73 408
- change in cash and cash equivalents due to exchange rate differences	(1 189)	(1 274)	(382)	(150)
F. Cash and cash equivalents - beginning of the period	356 011	118 727	82 114	45 168
G. Cash and cash equivalents - end of the period (F+/-D), of which:	272 337	272 337	118 727	118 727
- including those having limited rights of disposal	39 080	39 080	20 234	20 234

In the SA-QIII/2003 report, Statement of Cash Flows, the column titled: "3rd quarter/2003" -
A. Cash flow from operations - the following amounts should be shown:

- pos.A.I.	*Net profit*	*90 872*
- pos.A.II.	*Total adjustments*	*255 442*
- pos.A.II.6	*Change in provisions*	*23 959*
- pos.A.II.10	*Change in prepayments and accruals*	*36 377*
- pos.A.II.11	*Other adjustments*	*27 478*

Net cash flow from operations remains unchanged and amounts 346 314

KGHM Polska Miedź S.A. SA-Q IV / 2003 in '000 PLN

ADDITIONAL INFORMATION TO THE QUARTERLY REPORT FOR THE FOURTH QUARTER OF 2003 – PURSUANT TO § 61 SECTION 4 OF THE RULING OF THE COUNCIL OF MINISTERS DATED 16 OCTOBER 2001 (DZ.U.NR 139, ITEM 1569 AND FROM 2002, DZ.U.NR 31, ITEM 280).

I. METHODOLOGY APPLIED IN PREPARING THIS REPORT

The financial data of the report for the current period are presented prior to the issuance of the auditor's opinion on its examination of the accounts for 2003.

Accounting principles

The financial data presented in this quarterly report for the current period and comparable period were prepared based on accounting principles described in the report for the first half of 2003, published on 26 August 2003.
A change was made in the current quarter to the manner of presentation of the result from settlement of commodity hedging instruments. The result from settlement of commodity hedging instruments, which until now has been recognised under financial activities in the profit and loss account, is now recognised in revenues from the sale of products. Due to this change, accrued revenues from the sale of products for 2003 were reduced by PLN 78 772 thousand, simultaneously increasing the profit from the sale of investments in financial income.
Data from the prior period have been restated in reference to the current quarter. The change which was carried out in relation to the previously presented data of the fourth quarter of 2002 relates to the methodology for presenting the result of settlement of commodity hedging instruments. The loss on settlement for the year 2002 in the amount of PLN 8 116 thousand is presented as a reduction of revenue from the sale of products, simultaneously increasing the result from the sale of investments in financial income.

Exchange rates applied

The following currency rates were applied in the calculation of selected financial data expressed in EUR:

- for the calculation of turnover, financial results and cash flow for the accrued current period, the rate of 4.4474 PLN / EUR,
- for the calculation of assets and capital as at 31 December 2003, the rate of 4.7170 PLN / EUR
- for the calculation of turnover, financial results and cash flow for the accrued comparative period, the rate of 3.8697 PLN / EUR
- for the calculation of assets and capital as at 31 December 2002, the rate of 4.0202 PLN / EUR.

II. INFORMATION ON CHANGES IN PROVISIONS AND ADJUSTMENTS REVALUING ASSETS

Provisions for future expenses and liabilities

The effects of revaluation of major items in provisions were settled in the financial result before tax of the current quarter:

- the provision for future mine closure costs;
  The effect of this revaluation is an increase in the provision and a decrease in the financial result in the amount of PLN 2 538 thousand
  (PLN 6 537 thousand accrued decrease in the financial result for the year);
- the provision for employee benefits with respect to retirement-disability rights, jubilee awards and coal-equivalent payments payable after the period of employment;
  The effect of this revaluation is an increase in the financial result of the current quarter in the amount of PLN 4 661 thousand
  (PLN 27 265 thousand accrued decrease of the result for the year, after reflecting changes in the tax asset);
- the provision for liabilities towards local authorities for permission to expand the tailings pond;
  The effect of this revaluation is a decrease in the financial result of the current quarter in the amount of PLN 3 814 thousand
  (PLN 634 thousand accrued decrease of the result for the year).

In addition, with respect to settlement with the State budget due to additional VAT assessment for the year 2000 after a tax audit conducted in 2002, the financial result for the first half year was decreased by PLN 44 360 thousand, of which PLN 1 536 thousand was as a provision for liabilities.
The remaining amount represents an allowance for State budget debtors, which arose due to payment of this additional assessment in 2002 to the State budget.
In accruals a provision was created for an additional annual bonus together with charges paid after approval of the annual financial report, in the amount of PLN 104 080 thousand.
This provision was charged systematically to Company costs throughout the year.

Deferred income tax

Due to the arising of temporary differences between the balance sheet value and taxable value of balance sheet items, the Company actualised the value of its tax assets and the deferred income tax provision.
In the accrued period of 2003 there was an increase in tax assets of PLN 111 296 thousand.

This increase was settled as follows:
- increase of the net profit PLN 30 168 thousand
- increase of shareholders' funds PLN 81 128 thousand.

The deferred income tax provision decreased by PLN 3 062 thousand, of which the following was settled:
- decrease of the net profit PLN 37 442 thousand
- increase of shareholders' funds PLN 40 504 thousand.

Adjustments revaluing assets

Due to the revaluation of tangible and financial assets, the profit before tax of the current quarter was decreased by PLN 4 747 thousand.
Accrued adjustments revaluing assets reduced the financial result by PLN 64 120 thousand.

Due to valuation of open future cash flow hedging transactions in an amount reflecting the effective part of the hedge (including valuation of credit drawn in USD), after reflecting the results in deferred tax, revaluation reserve capital was decreased by PLN 323 050 thousand.
PLN 414 504 thousand accrued decrease in revaluation reserve capital for the year.

The effects of valuation in the current quarter, and settled in the profit before tax, relate to:

- the allowance for debtors together with interest (excess of allowances created over released), decreasing the financial result of the current quarter in the amount of PLN 5 298 thousand;
  The financial result for the year was decreased by PLN 47 808 thousand due to accrued allowances for debtors together with interest (excess of allowances created over released), of which PLN 42 823 thousand represents a decrease of the result due to allowances revaluing State budget debtors which arose due to payment in 2002 of additional VAT assessment together with penalties and interest after a tax audit for the year 2000;

- a decrease in the value of tangible inventories and of tangible fixed assets due to valuation to net market value;
  As a result of revaluation the financial result of the current quarter was decreased by PLN 4 571 thousand.
  PLN 7 525 thousand accrued decrease of the result for the year;

- revaluation of derivative instruments to fair value. As a result of revaluation the financial result of the current quarter was increased by PLN 5 581 thousand.
  PLN 3 708 thousand accrued decrease of the result for the year;

- valuation of long term financial assets due to permanent diminution in value in the amount of PLN 459 thousand;
  The financial result for the year was decreased by PLN 5 079 thousand due to valuation of long term financial assets.

III. SIGNIFICANT EVENTS AND ISSUES RELATING TO THE ACTIVITIES OF THE COMPANY

Production results

In 2003 KGHM Polska Miedź S.A. produced 529 616 tonnes (including 132 033 tonnes in the fourth quarter) of electrolytic copper and 1 223 193 kg (including 332 935 kg in the fourth quarter) of metallic silver.

Tailings pond "Żelazny Most"

In the fourth quarter of 2003 the Company continued to intensively pursue the goal of obtaining permission to expand the crown height of the tailings pond Żelazny Most to a height of 180 m above sea level and a total capacity of 700 mln m^3.
On 12 November 2003 the head of the municipality of Rudna, after reaching agreement with the municipalities of Grębocice and Polkowice, passed decision nr 31/2003, which set the conditions for expanding and managing terrain, enabling permission to be obtained to carry out this work. The process has also been simultaneously concluded of reaching agreement with the local communities on the question of expanding the „Żelazny Most" tailings pond, and the Company is in the process of obtaining permission to carry out this work.

Agreement with trade unions

On 5 December 2003 the Management Board of KGHM Polska Miedź S.A. signed the following agreements with the trade unions active in the Company:
– an agreement setting the average monthly wage increase factor for 2004 at 3%, and
– Additional Protocol Nr 4 to the Collective Work Agreement for the Employees of KGHM Polska Miedź S.A., based

KGHM Polska Miedź S.A. SA-Q IV / 2003 In '000 PLN

on which, to achieve this wage increase factor, the basic wage has been raised as of 1 January 2004 by 7%.

Risk management

Given the rapid increase in copper and silver prices in the fourth quarter of 2003, the Company, acting within the parameters of its risk management system, has partially restructured its hedging positions on the copper and silver markets.

In the fourth quarter of 2003, the Company reduced its hedged position against unexpected changes in the copper price, respecting part of the planned tonnage to be sold in 2004.

In the fourth quarter of 2003 the strategy of hedging against unexpected changes in the silver price was likewise modified. As a result the Company has significantly limited its hedging position against unexpected changes in the silver price, respecting part of the planned tonnage to be sold in 2005 as well as the first half of 2006.

Making use of the situation on the currency market, in which the Polish złoty significantly strengthened in the fourth quarter of 2003, the Company has actively managed the risk of changes in the exchange rate by restructuring part of the Company's hedged position for 2004.

Early repayment of liabilities

In the fourth quarter of 2003 KGHM Polska Miedź S.A. used its own funds to make early repayment on liabilities in the amount of PLN 250 000 thousand arising from the Agreement dated 18 July 2003 for loans in the amount of PLN 471 130 thousand and USD 159 500 thousand for KGHM Polska Miedź S.A., organised by Bank Polska Kasa Opieki S.A., Powszechna Kasa Oszczędności Bank Polski S.A. and Bank Przemysłowo-Handlowy PBK.
Repayment was executed in two tranches:
– PLN 100 000 thousand repaid on 14 November 2003, and
– PLN 150 000 thousand repaid on 30 December 2003.

Return of a loan granted to Polkomtel S.A.

On 17 December 2003 Polkomtel S.A. repaid to the Company a loan in the amount of PLN 98 050 thousand.

Realisation of investments in the Democratic Republic of Congo

In the fourth quarter of 2003 a feasibility study was carried out for the Kimpe hydrometallurgic investment, being a requisite for registration of the agreement for the leasing of mining rights to the Kimpe deposit in the Mining Register in the Democratic Republic of Congo.

Other important events reported by the Company

Significant agreements

- On 23 December 2003 an agreement was signed between KGHM Polska Miedź S.A. and MKM Mansfelder Kupfer und Messing GmbH in Hettstedt for the sale of copper cathodes in 2004. The value of the agreement is estimated at USD 122 787 thousand (PLN 459 422 thousand). This amount was estimated based on the copper price and the NBP PLN/USD exchange rate on 23 December 2003.

- On 1 December 2003, for the purpose of preparing a project in the field of energy generation investments, the subsidiary Energetyka Sp. z o.o. signed two agreements with the company Polskie Górnictwo Naftowe i Gazownictwo Spółka Akcyjna with its registered head office in Warsaw (PGNiG), whose subject is the supply of gas by PGNiG S.A. for the purpose of electrical and heating energy production by Energetyka Sp z o.o. in steam/gas plants, which will be situated in Polkowice and in Żukowice. The total estimated amount of gas which will be supplied by PGNiG S.A. on the basis of both agreements entered into by Energetyka Sp. z o.o., during the lifetime of the agreements, amounts to approximately 10 billion m³ of gas. This gas will be obtained from natural gas supplies located in Poland. These agreements shall be in force for a period 20 years from the date they are entered into, calculated as the date on which commercial exploitation of the power plants to be built is initiated. The supply of gas is expected to begin on 1 December 2007 in the case of investments in Polkowice and 1 June 2007 in the case of investments in Żukowice.

Capital Group

- On 22 December 2003 DIALOG S.A. was informed of the decision of the Minister of Infrastructure dated 19 December 2003 regarding the cancellation of liabilities due to installment payments on licensing fees and liabilities due to prolongation fees. In this decision the Minister of Infrastructure cancelled the licensing liabilities (i.e. the licensing fee installments) of DIALOG S.A. for the offering of telecommunications services in the amount of EUR 117 850 thousand (the equivalent of PLN 548 780 thousand based on the average PLN/EUR rate of the NBP from 19 December 2003) as well as liabilities due to prolongation fees in the amount of PLN 21 704 thousand (the equivalent of EUR 4 661 thousand based on the average PLN/EUR rate of the NBP from 19

KGHM Polska Miedź S.A. SA-Q IV / 2003 in 000 PLN

December 2003), as set out in the request of DIALOG S.A., which liabilities were deferred by the Minister of Infrastructure, in a decision dated 7 August 2003, to 30 September 2004 and about which the Minister had expressed the desire to have them cancelled.

- On 16 October 2003 KGHM Metale S.A. acquired the first tranche of 377 651 shares of WM "Łabędy" S.A., representing 15.89% of the share capital of this company, based on an agreement signed on 19 September 2003 between KGHM Metale S.A. and the Ministry of the State Treasury. Following this transaction KGHM Metale S.A. owns 50% of the share capital of WM "Łabędy" S.A. + one share. Based on this agreement KGHM Metale S.A. will acquire a total of 960 000 shares in three tranches of WM "Łabędy" S.A. from the Ministry of the State Treasury, having a nominal value of PLN 10.00 per share and representing 40.39% of the share capital of WM "Łabędy" S.A. and the same number of votes at the General Meeting.
  Further tranches will be acquired under the following schedule:
  - tranche II - 291 174 shares, representing 12.25% of the share capital of this company - within 14 working days prior to the expiration of the 12-month period calculated from the date of acquisition of the first tranche,
  - tranche III - 291 175 shares, representing 12.25% of the share capital of this company - within 14 working days prior to the expiration of the 12-month period calculated from the date of acquisition of the second tranche.

  Following acquisition of shares from all of the tranches, KGHM Metale S.A. will own 74.50% of the share capital of WM "Łabędy" S.A., representing the same number of votes at the General Meeting.

- On 1 October 2003 the merger of the companies KWARCE S.A. and Przedsiębiorstwo Budowy Kopalń PeBeKa S.A. was registered, in the form of the transference of all assets of KWARCE S.A. to Przedsiębiorstwo Budowy Kopalń PeBeKa S.A. The share capital of Przedsiębiorstwo Budowy Kopalń PeBeKa S.A. following registration of these changes amounts to PLN 17 253 thousand. Dolnośląska Spółka Inwestycyjna (DSI) S.A. owns 100% of the shares of Przedsiębiorstwo Budowy Kopalń PeBeKa S.A.

IV. FACTORS AND EVENTS, IN PARTICULAR THOSE OF AN UNUSUAL NATURE, HAVING A SIGNIFICANT IMPACT ON THE FINANCIAL RESULTS.

Financial results in 2003

In 2003 KGHM Polska Miedź S.A. achieved a profit before tax of PLN 569 331 thousand. A net profit of PLN 411 557 thousand was achieved in this period.
The net profit was impacted by the following:

-a profit on sales of	PLN 430 779 thousand,
-a loss on other operating activities of	(PLN 72 861 thousand),
-a profit on financial activities of	PLN 211 396 thousand.

Revenues from economic activities in 2003 amounted to PLN 5 528 241 thousand and were higher by PLN 382 042 thousand than in the comparable prior period. This increase is mainly due to higher metal prices, an increase in revenues due to the valuation of derivative instruments and to a higher volume of silver sales alongside a less advantageous exchange rate and a lower volume of copper sales.
Economic activity costs for the twelve months of 2003 amounted to PLN 4 958 927 thousand and were higher by PLN 122 833 thousand than in 2002. This increase in costs relates to financial activities and is primarily due to negative changes in the valuation of derivative instruments.

Financial results in the fourth quarter of 2003

In the fourth quarter of 2003 KGHM Polska Miedź S.A. achieved a profit before tax of PLN 187 574 thousand. A net profit of PLN 131 718 thousand was achieved in this period.
This result was impacted by the following:

-a profit on sales of	PLN 136 469 thousand,
-a profit on other operating activities of	PLN 1 286 thousand,
-a profit on financial activities of	PLN 49 818 thousand.

During the period October-December 2003 revenues from economic activities amounted to PLN 1 611 779 thousand and were higher by PLN 162 687 thousand than in the comparable prior period. This increase is mainly due to the revaluation of derivative instruments.
Economic activity costs in the fourth quarter of 2003 amounted to PLN 1 424 206 thousand and were lower by PLN 46 377 thousand than in the comparable prior period of 2002. This decrease in costs mainly relates to basic operating activities and is primarily due to the lower volume of products sold. In the examined period there was also an increase in the costs of financial activities, mainly due to the revaluation of derivative instruments to fair value.

Operating activities in 2003

Profit on sales in 2003 was higher by PLN 286 839 thousand, or by nearly triple that achieved in the comparable prior period. The increased profit on sales is the result of an increase in revenues on sales of 5.8% alongside a decrease in costs of basic operating activities of 0.6%.
In 2003 net revenues from the sale of products, goods and materials were higher than those achieved in 2002 by PLN 260 603 thousand. This level of revenues was the result of:
- higher average copper prices on the London Metal Exchange by 14.2%, with average prices as follows: 1 558 USD/t in 2002 and 1 780 USD/t in 2003,

-an increase in average silver prices on the London Bullion Market by 6.1% from a level of 148 USD/kg to 157 USD/kg,

-a decrease in the volume of sales of copper and copper products by 2.0% from a level of 534 594 t in 2002 to 523 853 t in 2003 and an increase in the volume of silver sales by 10.8% from a level of 1 198 t to 1 327 t. In 2003 there were no sales of copper semi-product inventories (in the prior year, 6 170 tonnes of copper concentrate were sold, as well as 17 403 tonnes of blister and anode copper). The significant increase in the volume of silver sales was due to the sale of a semi-product - Dore silver (135 t).

In 2003 the exchange rate was unfavorable for the Company, amounting to 3.89 PLN/USD compared to 4.08 PLN/USD in the comparable prior period.

The largest items in the structure of revenues from the sale of products, goods and materials were revenues from the sale of copper and copper products (77.4%) and silver (17.6%).

Operating activity costs in 2003 as compared to the prior year were lower by PLN 26 236 thousand, or by 0.6 % alongside a quantitative decrease in sales of copper products by 2.0 % and an increase in the volume of silver sales by 10.8%.

In 2003 the total unit copper production cost was 6 237 PLN /t versus 6 305 PLN /t in 2002. This decrease in the unit cost was primarily the result of:

-an increase in electrolytic copper production by 4.1 %,

-lower consumption of copper-bearing scrap, and

-a decrease in smelter processing costs,

alongside an increase in wage and energy costs.

The total unit cost of copper production expressed in USD in 2003 amounted to 1 603 USD/t versus 1 545 USD/t in 2002. This increase in the USD-expressed cost was due to the 4.7 % lower USD exchange rate.

Operating activities in the fourth quarter of 2003

The profit on sales in the fourth quarter of 2003 was higher by PLN 143 415 thousand than the result in the comparable prior period. The increased profit from sales is the result of a decrease in costs of basic operating activities of 8.7% and an increase in revenues on sales of 2.8%

During the period October-December 2003 net revenues from the sale of products, goods and materials were higher than those achieved in the comparable prior period of 2002 by PLN 34 439 thousand. This level of revenues was the result of:

- higher average copper prices on the London Metal Exchange by 32.6%, with average prices as follows: 1 550 USD/t in the period October-December 2002 and 2 055 USD/t in the fourth quarter of 2003,
- an increase in average silver prices on the London Bullion Market by 16.6% from a level of 145 USD/kg to 169 USD/kg of silver.
- a decrease in the volume of sales of copper and copper products by 19.5% from a level 158 626 t in the period October-December 2002 to 127 670 t in the fourth quarter of 2003 and an increase in the volume of silver sales (including Dore silver) by 17.4% from a level of 285 373 kg to 334 949 kg.

The exchange rate was unfavorable for the Company, amounting to 3.89 PLN/USD in the fourth quarter of 2003 versus 4.00 PLN/USD in the comparable prior period.

As respects the structure of revenues from the sale of products, goods and materials in the fourth quarter of the prior year, revenues from the sale of basic products were as follows: copper and copper products - 73.9% and silver - 18.8%. This lower share in the structure of copper sales was due to changes in the presentation of the result from settlement of derivative instruments, which led to a decrease in the value of revenues from sales.

Operating activity costs in the fourth quarter of 2003 as compared to the prior year were lower by PLN 108 976 thousand, or by 8.7% alongside a quantitative decrease in sales of copper products by 19.5 and an increase in the volume of silver sales by 17.4 %.

In the fourth quarter of 2003 the total unit copper production cost was 6 539 PLN/t versus 6 273 PLN/t in the fourth quarter of 2002. This increase in the unit cost was primarily the result of higher costs of labor, taxation and fees and of external services (in general administrative costs).

The total unit cost of copper production expressed in USD in the fourth quarter of 2003 amounted to 1 682 USD/t versus 1 568 USD/t during the period October-December 2002. The 2.7 % lower USD exchange rate was another cause of the increase in USD-expressed costs.

Other Operating Activities in 2003

The result of other operating activities in the Company in 2003 was a loss of PLN 72 861 thousand, which means a decrease in the result by PLN 52 699 thousand versus the comparable prior period. This change in the result was mainly due to: a one-off adjustment to taxation on real estate related to underground construction in 2002, the creation in 2003 of allowances for State budget debtors due to the payment in 2002 of VAT together with penalties (an additional assessment after a Treasury audit for 2000) and to a lower level of created provisions.

Other Operating Activities in the fourth quarter of 2003

The result of other operating activities in the Company in the fourth quarter of 2003 was a profit of PLN 1 286 thousand, which means an improvement in the result by PLN 62 605 thousand versus the comparable prior period. This change in the result was mainly due to a lower level of created provisions, including due to future employee benefits.

KGHM Polska Miedź S.A. SA-Q IV / 2003 in '000 PLN

Financial activities

The Company noted a profit on financial activities in 2003 of PLN 211 396 thousand, which means an increase in the result in comparison to the prior year by PLN 25 069 thousand. This higher result is mainly the effect of the dividend received from Polkomtel S.A. and from higher positive exchange rate differences alongside a lower balance of interest received and paid in 2003.

Financial activities in the fourth quarter of 2003

The Company noted a profit on financial activities in the period October-December 2003 of PLN 49 818 thousand, which means an increase in the result in comparison to the comparable prior period of PLN 3 044 thousand.

V. EVENTS WHICH OCCURRED AFTER 31 DECEMBER 2003 WHICH ARE NOT REFLECTED IN THIS REPORT, BUT WHICH COULD HAVE A SIGNIFICANT IMPACT ON THE FUTURE FINANCIAL RESULTS OF THE COMPANY.

Sales agreements

1. On 27 January 2004 an agreement was signed for the sale of copper cathodes in 2004 between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. (a subsidiary of KGHM Polska Miedź S.A.). The value of this transaction is estimated at appx. USD 98 420 thousand (i.e. appx. PLN 368 091 thousand). This amount was calculated based on copper cathode quotations on the London Metal Exchange and on the PLN/USD exchange rate of the National Bank of Poland from 26 January 2004. The total value of agreements entered into between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. during the last twelve months is estimated at appx. PLN 654 355 thousand.

2. On 30 January 2004 an annex was signed to the agreement dated 28 January 2003 for the sale of 8 mm copper wire rod between KGHM Polska Miedź S.A. and Tele-Fonika KFK S.A. This annex extends the above-mentioned agreement into 2004 and sets out the amount of tonnage for the year 2004. The estimated value of revenues from sales in 2004 may vary within a range of appx. USD 197 239 thousand, i.e. appx. PLN 747 535 thousand to appx. USD 250 189 thousand, i.e. appx. PLN 948 215 thousand.
   The value of revenues was calculated based on current copper prices on the London Metal Exchange and on current PLN/USD exchange rates from the National Bank of Poland, and on the degree to which options are used.
   The total estimated value of agreements entered into between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. during the last 12 months is between PLN 796 823 thousand to PLN 997 503 thousand.

VI. REALISATION OF FINANCIAL PROJECTION IN 2003

In the current report dated 29 August 2003 the Company published an adjusted projection of financial results for the year 2003, forecasting revenues from the sale of products, goods and materials of PLN 4 463 mln and a net profit of PLN 249 mln. These figures were derived from the adjusted „Company Budget for 2003", as approved by the Supervisory Board of the Company on 28 August 2003.
In 2003 the Company exceeded its plan for the sale of products, goods and materials by 6.2%, and forecast net profit by 65.3%. The reason for these higher-than-expected financial results was primarily the much better-than-expected macroeconomic conditions.

VII. SHAREHOLDERS HOLDING AT LEAST 5% OF THE TOTAL NUMBER OF VOTES ON THE GENERAL MEETING AS AT THE DATE OF PUBLICATION OF THIS REPORT, AND CHANGES IN THE OWNERSHIP STRUCTURE OF SIGNIFICANT PACKETS OF SHARES, DURING THE PERIOD FOLLOWING PUBLICATION OF THE PRIOR QUARTERLY REPORT

Shareholder	Shares held as at publication date of Q3 2003 report (same number of votes)	% of share capital held as at publication date of Q3 2003 report (same number of votes)	Shares held as at 31 December 2003 (same number of votes)	% of share capital held as at 31 December 2003 (same number of votes)
State Treasury[1]	88 567 589	44.28 %	88 567 589	44.28%
Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program)	13 813 958[2]	6.91%[2]	11 895 544	5.95%
Powszechna Kasa Oszczędności Bank Polski S.A.[1]	10 750 922	5.38 %	10 750 922	5.38 %

[1] based on information obtained under art.147 of the Law on the Public Trading of Securities
[2] as at 30 September 2003
As at the date of publication of this quarterly report the Company had not been informed of any substantive changes in the shareholder structure in relation to the amounts recorded on the balance sheet date.

KGHM Polska Miedź S.A. SA-Q IV / 2003 in '000 PLN

VIII. CHANGES IN OWNERSHIP OF SHARES OF THE COMPANY OR OF RIGHTS TO THEM (OPTIONS) BY MANAGEMENT OR SUPERVISORY PERSONNEL OF THE COMPANY, BASED ON INFORMATION HELD BY THE COMPANY, DURING THE PERIOD FOLLOWING PUBLICATION OF THE PRIOR QUARTERLY REPORT

Based on information held by the Company, the table below shows ownership of Company shares by management and supervisory personnel:

Position	First name, surname	Shares held as at publication date of Q3 2003 report	Shares bought since publication of Q3 2003report	Shares sold since publication of Q3 2003report	Shares held as at publication date of Q4 2003 report
President of the Management Board	Stanisław Speczik	0	0	0	0
Vice President of the Management Board	Grzegorz Kubacki	710	0	0	710
Vice President of the Management Board	Jarosław Andrzej Szczepek	0	0	0	0
Vice President of the Management Board	Tadeusz Szeląg	1073	0	0	1073
Chairman of the Supervisory Board	Bohdan Kaczmarek	0	0	0	0
Vice Chairman of the Supervisory Board	Jerzy Markowski	5	0	0	5
Secretary of the Supervisory Board	Jan Rymarczyk	0	0	0	0
Member of the Supervisory Board	Józef Czyczerski	710	0	0	710
Member of the Supervisory Board	Leszek Hajdacki	24	0	0	24
Member of the Supervisory Board	Jerzy Kisilowski	0	0	0	0
Member of the Supervisory Board	Ryszard Kurek	810	0	0	810
Member of the Supervisory Board	Janusz Maciejewicz	524	0	0	524
Member of the Supervisory Board	Marek Wierzbowski	N/A	N/A	N/A	N/A

IX. LIST OF PROCEEDINGS BEING PURSUED IN A COURT, AN APPROPRIATE BODY FOR ARBITRATION, OR IN A BODY OF PUBLIC ADMINISTRATION

The total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration, relating to the liabilities and debtors of KGHM Polska Miedź S.A. and its subsidiaries as at 31 December 2003, represents less than 10% of the shareholders' funds of the Company

X. TRANSACTIONS ENTERED INTO BY THE COMPANY OR A SUBSIDIARY WITH RELATED ENTITIES, IF THE VALUE OF THESE TRANSACTIONS (BEING THE TOTAL VALUE OF ALL TRANSACTIONS ENTERED INTO SINCE THE BEGINNING OF THE FINANCIAL YEAR) EXCEEDS THE EQUIVALENT OF EUR 500 000 – WHICH ARE NOT TYPICAL AND ROUTINE TRANSACTIONS ENTERED INTO UNDER MARKET CONDITIONS BETWEEN RELATED ENTITIES AND DO NOT ARISE FROM ON-GOING OPERATING ACTIVITIES

1. Transactions entered into between KGHM Metale S.A. in Lubin (a subsidiary of the Company) and Warszawska Fabryka Platerów "Hefra" S.A. in Warsaw (a subsidiary of KGHM Metale S.A.), relating to the rollover of discount bearer bonds issued by WFP "Hefra" S.A. in the total amount of PLN 3 300 thousand and the buyback of these bonds for PLN 1 100 thousand, and the sale of debt bonds of WFP "Hefra" S.A. having a nominal value of PLN 1 600 thousand. Total value of these transactions since the beginning of 2003 is PLN 6 000 thousand. The transaction having the highest value was entered into on 29 October 2003 and relates to the sale of debt bonds having a nominal value of PLN 1 600 thousand. These bonds bear an interest rate of 7.49%, and must be bought back by 2 March 2004.

2. Transaction entered into on 17 November 2003 between KGHM Polska Miedź S.A. and Miedziowe Centrum Zdrowia S.A. (a subsidiary of the Company) related to the granting of a loan by KGHM Polska Miedź S.A. in the amount of PLN 3 500 thousand. This loan will be repaid by 30 June 2004. The loan bears an interest rate based on the 6-month WIBOR from the date the agreement is signed and is secured by a mortgage on real estate.

3. Transactions entered into between Dolnośląska Spółka Inwestycyjna S.A. in Lubin (a subsidiary of the Company) and ZM LEGMET Sp. z o.o. (a subsidiary of DSI SA) relating to the purchase by DSI S.A. of commercial paper (civil law debt bonds) of ZM LEGMET Sp. z o.o. in the amount of PLN 2 100 thousand, the rollover of debt bonds

KGHM Polska Miedź S.A. SA-Q IV / 2003 in '000 PLN

of PLN 600 thousand and to a loan granted to ZM LEGMET Sp. z o.o. in the amount of PLN 5 000 thousand. Total value of these transactions since the beginning of 2003 is PLN 7 700 thousand. The highest value transaction was entered into on 30 April 2003 and relates to the conversion of liabilities due to the buyback of debt bonds into a loan in the amount of PLN 5 000 thousand. This loan will be repaid by 28 February 2006. The loan bears an interest rate based on the lombard credit rate.

4. Transaction entered into on 30 April 2003 between Dolnośląska Spółka Inwestycyjna SA in Lubin (a subsidiary of KGHM Polska Miedź S.A.) and DFM ZANAM Sp. z o.o. (a subsidiary of DSI SA) relating to the granting of a loan by DSI S.A. in the amount of PLN 1 700 thousand for the conversion of debt due to the buyback of debt bonds. This loan will be repaid by 31 July 2006, with profitability based on the lombard credit rate.

   On 6 June 2003 court registration was made of the merger of DFM ZANAM Sp. z o.o. and ZM "Legmet" Sp. z o.o., done through the transfer of all assets of ZM "Legmet" Sp. z o.o. to DFM ZANAM Sp. z o.o. As from the date of the merger DFM ZANAM Spółka z o.o. acquired all rights and responsibilities with respect to ZM Legmet Spółka z o.o. Current name of the company: DFM ZANAM-LEGMET Spółka z o.o. DSI S.A. owns 100% of the shares of DFM ZANAM-LEGMET Spółka z o.o.

5. Transactions entered into between Dolnośląska Spółka Inwestycyjna S.A. in Lubin (a subsidiary of the Company) and KWARCE S.A. (a subsidiary of DSI SA) relating to the granting of a loan by DSI S.A. in the amount of PLN 4 200 thousand for the conversion of debt due to the buyback of debt bonds. This loan will be repaid by KWARCE S.A. under the following schedule:

- PLN 3 300 thousand by 30 June 2005
- PLN 900 thousand by 31 October 2005

Profitability based on the variable lombard credit rate of the National Bank of Poland.
The highest value transaction was entered into on 25 March 2003 and relates to the conversion of liabilities due to the buyback of debt bonds for a loan in the amount of PLN 3 300 thousand.

On 1 October 2003 court registration was made of the merger of KWARCE S.A. and Przedsiębiorstwo Budowy Kopalń PeBeKa S.A., done through the transfer of all assets of KWARCE S.A. to Przedsiębiorstwo Budowy Kopalń PeBeKa S.A. As from the date of the merger PeBeKa S.A. acquired all rights and responsibilities with respect to KWARCE S.A. Dolnośląska Spółka Inwestycyjna S.A. owns 100% of the shares of Przedsiębiorstwo Budowy Kopalń PeBeKa S.A.

6. Transactions entered into between KGHM Polska Miedź SA. and DIALOG S.A. (a subsidiary of the Company) relating to the acquisition by KGHM Polska Miedź SA of the bonds of DIALOG S.A. having a total value of PLN 1 379 800 thousand, i.e.:

- 15 July 2003 - 9 150 bonds with a nominal value of PLN 915 000 thousand.
- 15 July 2003 - 1 708 bonds with a nominal value of PLN 170 800 thousand.,
  These bonds bear an interest rate of WIBOR 1M + a margin of 1.4%.
  Buyback of these bonds is by 18 December 2006.
- 15 July 2003 - 2 940 bonds with a nominal value of PLN 294 000 thousand.
  These bonds bear an interest rate of WIBOR 1M from the date prior to the interest payment date.
  Buyback of these bonds is by 17 July 2006.

This issuance of bonds replaces the previous issue having a total value of PLN 1 209 000 thousand and USD 43 500 thousand, which matured on 15 July 2003.

XI. INFORMATION ON THE GRANTING BY THE COMPANY OR BY A SUBSIDIARY OF SECURITY ON CREDIT OR LOANS, OR OF GUARANTEES – IN TOTAL TO A SINGLE ENTITY OR SUBSIDIARY, IF THE TOTAL VALUE OF EXISTING SECURITIES OR GUARANTEES REPRESENTS THE EQUIVALENT OF AT LEAST 10% OF THE SHAREHOLDERS' CAPITAL OF THE COMPANY

During the period from 1 January to 31 December 2003 neither the Company nor its subsidiaries granted securities on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the shareholders' funds of the Company.

XII. OTHER INFORMATION IMPORTANT (IN THE OPINION OF THE COMPANY) FOR EVALUATION OF THE EMPLOYMENT, ASSETS, FINANCES AND FINANCIAL RESULT OF THE COMPANY AND ANY CHANGES THERETO, AND OF INFORMATION WHICH IS IMPORTANT FOR EVALUATING THE CAPACITY OF THE COMPANY TO MEET ITS LIABILITIES

In the month of June 2003 - based on a decision taken by the Tax Control Authority after a Treasury audit for the year 2001- the Company executed a payment to the State budget due to additional VAT assessment together with penalties and interest. This payment in the amount of PLN 25 908 thousand is shown in the balance sheet as a State budget debtor. Due to submitted appeals to the decision passed by the Director of the Tax Control Authority, the Director of the Legnica Branch of the Tax Office in Wroclaw, in decisions dated 30 October 2003, overruled the decision of the Director of the Tax Control Authority and ordered the matter to be reheard by this body. The total amount of PLN 25 908 thousand which has been paid to the State Budget represents an overpayment due to the Company.

XIII. FACTORS WHICH, IN THE OPINION OF THE COMPANY, WILL IMPACT THE FINANCIAL RESULTS OF THE COMPANY

The most important factors which impact the financial results of KGHM are:

- copper and silver prices on metals markets,
- the USD exchange rate, and
- electrolytic copper production costs in the Company.

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

Lubin, 16 February 2004

PREZES ZARZĄDU
Stanisław Speczik

GŁÓWNY KSIĘGOWY
Jacek Sieniawski

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek